SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

Mediware Information Services, Inc.
(Name of Issuer)

Common Stock, par value $.10
(Title of Class of Securities)

584946107
(CUSIP Number)

Lawrence Auriana
145 East 45th Street
New York, NY 10012
(212) 922-2999
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box: [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 584946107

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1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lawrence Auriana

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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [  ]
(b) [X]

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3) SEC USE ONLY

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4) SOURCE OF FUNDS (See Instructions)

PF

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5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

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6) CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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NUMBER OF SHARES	7) SOLE VOTING POWER	2,142,025
BENEFICIALLY OWNED	8) SHARED VOTING POWER	0
BY EACH REPORTING	9) SOLE DISPOSITIVE POWER	2,142,025
PERSON WITH:	10) SHARED DISPOSITIVE POWER	0

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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,142,025

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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [  ]

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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.6%

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14) TYPE OF REPORTING PERSON (See instructions)

IN

This Amendment No. 4 to the Schedule 13D is being filed on behalf of Lawrence Auriana (the "Reporting Person") to report a change in the nature of his beneficial ownership of shares of Common Stock of Mediware Information Systems, Inc. (the "Company"). Such change arises from a privately negotiated purchase of 5,000 shares of the Company's common stock, par value $.10, on January 31, 2001. Subsequent to such transaction the Reporting Person will beneficially own 29.6% of the Common Stock computed under the Commission's Rule 13d-3(d)(1).

Item 1. Security and Issuer

No Change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

The purchase of 5,000 shares of Common Stock that is the subject of this Amendment No. 4 to Schedule 13D, at a purchase price of $5.884 per share, was paid for with the Reporting Person's personal funds.

Item 4. Purpose of Transaction

No Change.

Item 5. Interest in Securities of the Issuer

(a) As of January 31, 2002, the Reporting Person beneficially owned 2,142,025 shares of Common Stock of the Company (computed as provided in Rule 13d and including 58,200 shares that the Reporting Person has a right to acquire). On a percentage basis, the Reporting Person's ownership of the shares represents the ownership of 29.6% of the shares of Common Stock of the Company. The percentage calculation herein is based upon the number of shares of Common Stock outstanding on January 21, 2002 (adjusted to reflect the exercise of warrants and options by the Reporting Person), plus, as provided in Rule 13d, the number of shares not outstanding which are subject to the option and warrant exercise privileges of the Reporting Person.

(b) The Reporting Person has sole voting power and sole disposition power over all of such shares.

(c) The Reporting Person has not effected any transactions with respect to the Common Stock during the past sixty days, other than the transaction referred to in Item 3.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

No Change.

Item 7. Material to be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2002

        LAWRENCE AURIANA
        LAWRENCE AURIANA

Signature